                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 2001
                                          ----------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: AMVESCAP PLC ISSUE OF US$300 MILLION OF
                               ---------------------------------------
                               SENIOR NOTES.
                               -------------


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AMVESCAP PLC
096553
IMMEDIATE RELEASE  10 DECEMBER 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942





LONDON - DECEMBER 10, 2001 - AMVESCAP PLC (LSE: AVZ) today announces its intention to issue US$300 million of senior notes due in 2006 in a private offering pursuant to the SEC's Rule 144A.

Pricing will be determined at a later date.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris, and Toronto Stock Exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.
                                              ----------------

###

For further information please contact:

Mr. Mark Bole              (1)    404 892 0896
Group Treasurer

Mr. Michael Perman        (44)    20 7454 3942
Company Secretary

10TH DECEMBER 2001

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 10 December, 2001                     By /s/ MICHAEL S. PERMAN
     --------------------                    -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary